                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 Bradlees, Inc.
                            -----------------------
                                (Name of Issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                    104499207
                            -----------------------
                                 (CUSIP Number)


Mr. J. Ezra Merkin                         With a copy to:
Gabriel Capital, L.P.                      Lawrence G. Goodman, Esq.
450 Park Avenue, Ste. 3201                 Swidler Berlin Shereff Friedman, LLP
New York, New York  10022                  919 Third Avenue
(212) 838-7200                             New York, New York 10022
                                           (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 23, 1999
                    ----------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP No.  104499207                               Page    2    of    6   Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gabriel Capital Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                       (b)  |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                      1,803,712
        EACH
      REPORTING         9      SOLE DISPOSITIVE POWER
       PERSON
        WITH            10     SHARED DISPOSITIVE POWER
                                    1,803,712
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,803,712

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    17.7%

14       TYPE OF REPORTING PERSON*
                                    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 104499207                                Page    3    of    6    Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  J. Ezra Merkin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                       (b)  |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           1,222,649
     BENEFICIALLY
       OWNED BY        8       SHARED VOTING POWER
        EACH                            1,803,712
      REPORTING
       PERSON           9       SOLE DISPOSITIVE POWER
        WITH                            1,222,649

                        10      SHARED DISPOSITIVE POWER
                                        1,803,712


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    3,026,361

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    29.6%

14       TYPE OF REPORTING PERSON*
                                    IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

     This Amendment No. 3 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of March 4, 1999 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D relating to the event date of March 16, 1999 and Amendment No. 2 to the Schedule 13D relating to the event date of March 18, 1999, filed by Gabriel Capital Corporation (f/k/a Ariel Management Corp.), a Delaware corporation ("Gabriel Capital") and the Investment Advisor of Ariel Fund Limited, a Cayman Islands corporation, and J. Ezra Merkin, the General Partner of Gabriel Capital L.P., a Delaware limited partnership (collectively, the "Reporting Persons") relating to the Common Stock (the "Common Stock") of Bradlees, Inc. (the "Issuer"). The address of the Issuer is One Bradlees Circle, P.O. Box 9051, Braintree, MA 02184. Capitalized terms used herein shall have the meanings assigned thereto in the Schedule 13D.

Item 1.   Interest in Securities of the Issuer
          ------------------------------------

          (a) and (b) Gabriel Capital, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,803,712 shares of Common Stock issuable to Ariel Fund. Accordingly, Gabriel Capital may be deemed to be the beneficial owner of 1,803,712 shares of Common Stock, or 17.7% of the outstanding shares of Common Stock.

          As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,222,649 shares of Common Stock issuable to Gabriel. In addition, as the sole shareholder and president of Gabriel Capital, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,803,712 shares of Common Stock issuable to Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 3,026,361 shares of Common Stock, or 29.6% of the outstanding shares of Common Stock.

          In addition, Gabriel and Gabriel Capital may be entitled to receive up to an additional 162,312 and 239,451 shares of Common Stock, respectively, in the Issuer's bankruptcy proceeding in exchange for $8,115,619 and $11,972,546 principal amount of trade claims, respectively.

          The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 10,225,711 outstanding shares of Common Stock of the Issuer as of February 2, 1999, as reported in the Issuer's Prospectus dated February 24, 1999.

          (c) The transactions in the Common Stock by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D are set forth on Annex A hereto.

          (d) Not Applicable.

                                     Page 4

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          (e) Not Applicable.

Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            GABRIEL CAPITAL CORPORATION

                                            By:      /s/ J. Ezra Merkin
                                                     ------------------
                                                     Name:  J. Ezra Merkin
                                                     Title:  President

                                            /s/ J. Ezra Merkin
                                            ------------------
                                            J. EZRA MERKIN

Dated: April 1, 1999


                                     Page 5

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                                     Annex A

Purchases and Sales of Shares of Common Stock since the Filing of the Schedule 13D.

                                                           Number of Shares
                                                           ----------------
                                   Aggregate Share
                                   ---------------
  Date         Price Per Share          Amount          Ariel Fund     Gabriel
  ----         ---------------          ------          ----------     -------
3/23/99*          $3.9375               50,000            29,800       20,200
3/23/99*           4.125                60,500            36,058       24,442
3/25/99*           4.0625               12,000             7,152        4,848
3/26/99*           4.00                 50,000            29,800       20,200
3/26/99*           4.0625               50,000            29,800       20,200
3/29/99*           4.1306               27,900            16,628       11,272
3/29/99*           4.09375              50,000            29,800       20,200
3/30/99*           4.0625               65,000            38,740       26,260
3/30/99*           4.0625               50,000            29,800       20,200


------------------------

*        Market sale.